Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	30-June-07	30-June-06	30-June-07	30-June-06	Change
ASSETS

Cash & equivalents	41.284	61.874	78,4	117,4	-33,3%
Other current assets	177.527	166.065	337,0	315,2	6,9%
Total current assets	218.811	227.939	415,3	432,6	-4,0%

PP&E, net	352.421	336.903	668,9	639,5	4,6%
Other assets	102.424	82.183	194,4	156,0	24,6%

TOTAL ASSETS	673.657	647.025	1.278,6	1.228,1	4,1%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	13.144	31.880	24,9	60,5	-58,8%
Other current liabilities	87.196	75.741	165,5	143,8	15,1%
Total current liabilities	100.340	107.621	190,4	204,3	-6,8%

Long-term debt (2)	116.175	122.919	220,5	233,3	-5,5%
Other long-term liabilities	46.706	37.502	88,7	71,2	24,5%
Total long-term liabilities	162.882	160.422	309,2	304,5	1,5%

Minority interest	49.673	41.658	94,3	79,1	19,2%

Stockholders' equity	360.762	337.324	684,7	640,3	6,9%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	673.657	647.025	1.278,6	1.228,1	4,1%

OTHER FINANCIAL INFORMATION

Total financial debt	129.320	154.799	245,5	293,8	-16,5%

Net debt (3)	88.036	92.926	167,1	176,4	-5,3%

Liquidity ratio	2,18	2,12
Debt / Capitalization	0,24	0,29

(1) Exchange rate: US$1.00 = Ch$526.86
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents